50

04016919

SEC MAIL PROCESSING SECTION
RECEIVED
APR 06 2004
WASH. D.C. 183

(A)

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

UF 4-9-04

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8-30878

REPORT FOR THE PERIOD BEGINNING 1/1/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Trinity Church Finance Corporation

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

29745 Annopolis Suite 201A
(No. and Street)

Westland (City) MI (State) 48186 (Zip Code)

Mary L. Cox 734-722-1013
NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

Edward Richardson Edward Richardson, Jr., C.P.A.

15565 Northland Dr. Suite 508W Southfield, MI 48075
(ADDRESS) Number and Street City State Zip Code

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 15 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-78)

OATH OR AFFIRMATION

I, Mary L. Cox, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trinity Church Finance Corp, as of 12/31/2003 19__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Mary L. Cox
Signature

President
Title

Denise P. Harris
Notary Public

OFFICIAL SEAL
DENISE P. HARRIS
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 1-13-2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page
- ☒ (b) Statement of Financial Condition
- ☒ (c) Statement of Income (loss)
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EDWARD RICHARDSON, JR., C.P.A.
CERTIFIED PUBLIC ACCOUNTANT
15565 Northland Drive, Suite 508 West
Southfield, Michigan 48075

MEMBER:
MICHIGAN ASSOCIATION OF CPAs
AMERICAN INSTITUTE OF CPAs

248/559-4514
(Fax) 248/559-0015

Independent Auditor's Report

SEC MAIL PROCESSING SECTION
RECEIVED
APR 0 6 2004
WASH DC

Board of Directors
Trinity Church Finance Corporation
29745 Annapolis Suite 201A
Westland, MI. 48186

I have audited the accompanying balance sheets of Trinity Church Finance Corporation (a Michigan corporation) as of December 31, 2003 and 2002, and the related statements of income, retained earnings, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Trinity Church Finance Corporation as of December 31, 2003 and 2002, and the results of its operations, cash flows, and changes in stockholders equity for the years then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 7-22 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole. Further, there were no material differences in the Computation of Net Capital as required under Rule 15c3-1 or the Computation for Determination of the Reserve Requirements as required under Exhibit A of Rule 15c3-3.